May 6, 2022

VIA EDGAR

Victor Rivera Melendez

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Global Blockchain Acquisition Corp.

Registration Statement on Form S-1

Filed April 20, 2022, as amended

File No. 333-264396

Dear Mr. Rivera Melendez:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Global Blockchain Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Washington D.C. time on May 9, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, the undersigned expects to distribute approximately 400 copies of the preliminary prospectus dated May 5, 2022 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

I-BANKERS SECURITIES, INC.

By:	/s/ Shelley Leonard
	Name:	Shelley Leonard
	Title:	President

[Signature Page to Underwriter’s Acceleration Request Letter]